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                                    FORM 8-B

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549

            REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS

 FILED PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                              HALLIBURTON COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                                          96-75-2677995
(STATE OR OTHER JURISDICTION OF                          (I.R.S. Employer
 INCORPORATION OR ORGANIZATION)                          Identification Number)

                               3600 Lincoln Plaza
                                  500 N. Akard
                            Dallas, Texas 75201-3391
                                 (214) 978-2600
         (Address, including zip code, and telephone number,  including area code, of registrant's principal executive offices)



     Securities to be registered pursuant to Section 12 (b) of the Act:

         Title of each class                 Name of each exchange on which
         to be so registered                  each class is to be registered

    Common Stock, par value $2.50            New York Stock Exchange, Inc.

    Preferred Stock Purchase Rights          New York Stock Exchange, Inc.

    Securities to be registered pursuant to Section 12(g) of the Act:  None.
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ITEM 1.  GENERAL INFORMATION.

     (a) The Registrant was organized as a corporation under the laws of the State of Delaware on November 7, 1996.

     (b) The Registrant's fiscal year ends on December 31.

ITEM 2.  TRANSACTION OF SUCCESSION.

     (a) The Registrant is the successor to Halliburton Company, a corporation organized under the laws of the State of Delaware (the "Predecessor"), which, until the transaction described in subsection (b) of this item, had its Common Stock, par value $2.50, registered pursuant to Section 12(b) of the Act.

     (b) The Predecessor has reorganized (the "Reorganization") its operations into a holding company structure pursuant to which the Predecessor became an indirect wholly-owned subsidiary of the Registrant. To effect the Reorganization, the Predecessor caused the Registrant to be incorporated as a wholly-owned subsidiary of the Predecessor, Halliburton Delaware, Inc. ("Newco") to be incorporated as a wholly-owned subsidiary of Registrant and Halliburton Merge Co. ("Merger Sub") to be incorporated as a wholly-owned subsidiary of Newco. Prior to the Reorganization, each of Registrant, Newco and Merger Sub had a nominal amount of stock outstanding and no business or properties of its own.

     Under the terms of an Agreement and Plan of Reorganization dated as of December 11, 1996 among the Predecessor, Registrant and Merger Sub (the "Merger Agreement"), Merger Sub, pursuant to Section 251(g) of the DGCL, merged (the "Merger") with and into the Predecessor on the date of this Registration Statement. The Predecessor is the corporation that survived the Merger, and the separate corporate existence of Merger Sub ceased. Pursuant to the terms of the Merger Agreement:

          (i) each share of Common Stock of the Predecessor (the "Predecessor Common Stock") issued and outstanding immediately prior to the Merger was converted into a share of Common Stock of the Registrant (the "Registrant Common Stock") having the same designations, rights, powers and preferences, and qualifications, limitations and restrictions thereof, as the shares of Predecessor Common Stock so converted;

          (ii) each share of Predecessor Common Stock that was issued and previously held in the treasury of the Predecessor, having been contributed to the capital of Registrant immediately prior to the Merger, was also converted into a share of Registrant Common Stock, where it is held as treasury stock;

          (iii) each share of capital stock of Merger Sub issued and outstanding immediately prior to the Merger was converted into a share of common stock of the Predecessor; and

          (iv) each share of issued and outstanding capital stock of Registrant was contributed by the
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     Predecessor to the Registrant at the Effective Time (as hereinafter defined) of the Merger, where it is held as treasury stock.

In connection with the Merger, the certificate of incorporation of the Predecessor was amended to change the name of the Predecessor to "Halliburton Energy Services, Inc." and, immediately thereafter, the certificate of incorporation of Registrant was amended by a separate filing to change the corporate name of Registrant to "Halliburton Company". Given that, immediately after the Merger, the name of Registrant and the designations, rights, powers and privileges, and qualifications, limitations and restrictions thereof, of the capital stock of Registrant were, in each case, identical with those of the Predecessor immediately prior to the Merger, no post-Merger exchange of stock certificates will be made (the outstanding Predecessor Common Stock certificates will subsequent to the Merger evidence shares of Registrant Common Stock).


In addition, prior to the effective time (the "Effective Time") of the Merger, the Registrant adopted a Rights Agreement (the "Registrant Rights Agreement") that is in all substantive matters identical to the Rights Agreement of the Predecessor (the "Predecessor Rights Agreement") except that Registrant is the party thereto, rather than the Predecessor. Prior to the Effective Time, the Board of Directors of Registrant caused the Registrant to distribute immediately prior to the Effective Time preferred stock purchase rights (the "Registrant Purchase Rights") to the Predecessor, as the holder of all the then outstanding Registrant Common Stock, to purchase shares of Registrant Series A Junior Participating Preferred Stock (the "Registrant Series A Preferred Stock"), the designation, rights, powers and preferences of which, and the qualifications, limitations and restrictions thereof, are identical to those of the Predecessor Series A Preferred Stock subject to the Predecessor Rights Plan. The expiration date of Registrant Purchase Rights is identical with that of the Predecessor Purchase Rights. Under the terms of the Registrant Rights Agreement, the Registrant is obligated (pursuant to a provision identical to one that formerly obligated the Predecessor) to issue one Registrant Purchase Right at the time of each issuance thereafter of one share of Registrant Common Stock. As a result of these transactions, each share of Registrant Common Stock issued pursuant to the Merger was accompanied by a Registrant Purchase Right and all previously outstanding Predecessor Purchase Rights were canceled.

     The Merger was effected by action of the Board of Directors of the Predecessor without a vote of its stockholders pursuant to Section 251(g) of the DGCL. In a reorganization pursuant to Section 251(g), appraisal rights are not available to any of the stockholders of any constituent corporation.

     Except for certain amendments to the certificate of incorporation of the Predecessor effected in accordance with Section 251(g) of the DGCL in conjunction with the Merger, the provisions of the certificate of incorporation of Registrant, including its authorized capital stock and the designations, rights, powers and preferences of such capital stock, and the qualifications, limitations and restrictions thereof, are, following the Merger, identical to those of the Predecessor immediately prior to the Merger. As a result, the Predecessor's stockholders received securities of the same class evidencing the same proportional interests in the Registrant and having the same designations, rights, powers and preferences, and qualifications, limitations and restrictions thereof, as those previously held in the Predecessor.

     The provisions of the by-laws of the Registrant, following the Merger, are identical with the provisions of the bylaws of the Predecessor in effect immediately prior to the Merger. The directors of the Registrant immediately after the Merger are the same individuals as were directors of the
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Predecessor immediately prior thereto. Finally, the management of the Registrant following the Merger is the same as the management of the Predecessor immediately prior to the Merger.

     In connection with the consummation of the Merger, the Predecessor received
(i) an opinion of its counsel, Vinson & Elkins L.L.P., to the effect that the Merger qualified as a reorganization under section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and, as a result, the stockholders of the Predecessor would not recognize gain or loss for United States federal income tax purposes.

     The Merger conformed in all respects with the required provisions of
Section 251(g) of the DGCL.

ITEM 4.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

DESCRIPTION OF CAPITAL STOCK

     General. The following descriptions of certain of the provisions of the Certificate of Incorporation of the Registrant and of the Registrant Rights Agreement (as defined below) are necessarily general and do not purport to be complete and are qualified in their entirety by reference to such documents, which are included as exhibits to the Registration Statement of which this Prospectus is a part.

     Common Stock. The Registrant is authorized to issue 200,000,000 shares of Common Stock, par value $2.50. As of November 30,1996, there were 125,258,208 shares of Predecessor Common Stock issued and outstanding, all of which was, at the Effective Time, converted into Registrant Common Stock on a share for share basis, and approximately 15,050 holders of record of Predecessor Common Stock. The holders of Registrant Common Stock are entitled to one vote for each share on all matters submitted to a vote of stockholders. The holders of Registrant Common Stock do not have cumulative voting rights in the election of directors. Subject to the rights of the holders of Registrant Preferred Stock (as defined below), the holders of Registrant Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors of the Registrant out of legally available funds. In the event of liquidation, dissolution or winding up of the Registrant, the holders of Registrant Common Stock are entitled to share ratably in all assets of the Registrant remaining after the full amounts, if any, to which the holders of outstanding Registrant Preferred Stock are entitled. The holders of Registrant Common Stock have no preemptive, subscription, redemptive or conversion rights. The outstanding shares are fully paid and nonassessable.

     Preferred Stock. The Registrant is authorized to issue 5,000,000 shares of Preferred Stock, without par value (the "Registrant Preferred Stock"). No shares of Registrant Preferred Stock are outstanding. The Board of Directors of the Registrant has authority, without stockholder approval (subject to a limited exception), to issue shares of Registrant Stock in one or more series and to determine the number of shares, designations, dividend rights, conversion rights, voting power, redemption rights, liquidation preferences and other terms of such series. The issuance of Registrant Preferred Stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of Registrant
Common Stock
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and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Registrant. The Registrant has no present plans to issue any Registrant Preferred Stock.

     Series A Preferred Stock. The Board of Directors of the Registrant has, in conjunction with its adoption of the Rights Agreement described below, designated 2,000,000 shares of Registrant Preferred Stock as the Series A Junior Participating Preferred Stock. The terms of the Registrant Series A Preferred Stock are designed so that the value of each one-hundredth of a share purchasable upon exercise of a Right will approximate the value of one share of Registrant Common Stock. The Registrant Series A Preferred Stock is nonredeemable and will rank junior to all other series of Registrant Preferred Stock. Each whole share of Registrant Series A Preferred Stock is entitled to receive a cumulative quarterly preferential dividend in an amount per share equal to the greater of (i) $1.00 in cash or (ii), in the aggregate, 100 times the dividend declared on the Registrant Common Stock. In the event of liquidation, the holders of the Registrant Series A Preferred Stock are entitled to receive a preferential liquidation payment equal to the greater of (i) $100.00 per share or (ii), in the aggregate, 100 times the payment made on the Registrant Common Stock, plus, in either case, the accrued and unpaid dividends and distributions thereon. In the event of any merger, consolidation or other transaction in which the Registrant Common Stock is exchanged for or changed into other stock or securities, cash or property, each whole share of Registrant Series A Preferred Stock is entitled to receive 100 times the amount received per share of Registrant Common Stock. Each whole share of Registrant Series A Preferred Stock is entitled to 100 votes on all matters submitted to a vote of the stockholders of the Registrant, and holders of Registrant Series A Preferred Stock will generally vote together as one class with the holders of Registrant Common Stock and any other capital stock on all matters submitted to a vote of stockholders of the Registrant.

DESCRIPTION OF PREFERRED STOCK PURCHASE RIGHTS

     General. On December 11, 1996, the Board of Directors of the Registrant declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Registrant Common Stock held of record on that date and approved the further issuance of Rights with respect to all shares of Registrant Common Stock that are subsequently issued, including without limitation the shares of Registrant Common Stock issued pursuant to the Merger. The Rights were issued subject to a Rights Agreement dated as of December 1, 1996 between the Registrant and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. Each Right now entitles the registered holder to purchase from the Registrant one-hundredth of a share of Series A Preferred Stock at a price of $150.00 in cash (the "Purchase Price"), subject to adjustment. Until the occurrence of certain events described below, the Rights are not exercisable, will be evidenced by the certificates for Registrant Common Stock and will not be transferable apart from the Registrant Common Stock.

     Detachment of Rights; Exercise. The Rights are currently attached to all certificates representing outstanding shares of Registrant Common Stock and no separate Right certificates have been distributed. The Rights will separate from the Registrant Common Stock and a distribution date ("Distribution Date") will occur upon the earlier of (i) ten business days following the public
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announcement that a person or group of affiliated or associated persons (an
"Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Voting Shares (as defined in the Registrant Rights Agreement) of the Registrant or (ii) ten business days following the commencement or announcement of an intention to commence a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Voting Shares.

     The Rights are not exercisable until the Distribution Date. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of Registrant Common Stock as of the close of business on the Distribution Date and such separate certificates alone will thereafter evidence the Rights.

     If a person or group were to acquire 15% or more of the Voting Shares of the Registrant, each Right then outstanding (other than Rights beneficially owned by the Acquiring Person which would become null and void) would become a right to buy that number of shares of Registrant Common Stock (or, under certain circumstances, the equivalent number of one-hundredths of a share of Series A Preferred Stock) that at the time of such acquisition would have a market value of two times the Purchase Price of the Right.

     If the Registrant were acquired in a merger or other business combination transaction or more than 50% of its consolidated assets or earning power were sold, proper provision would be made so that each holder of a Right would thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

     Additional and Other Adjustments. The number of shares (or fractions thereof) of Series A Preferred Stock or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to customary adjustments from time to time to prevent dilution. The number of outstanding Rights and the number of shares (or fractions thereof) of Series A Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Registrant Common Stock or a stock dividend on the Registrant Common Stock payable in Registrant Common Stock or any subdivision, consolidation or combination of the Registrant Common Stock occurring, in any such case, prior to the Distribution Date.

     Exchange Option. At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Voting Shares of the Registrant and before the acquisition by a person or group of 50% or more of the outstanding Voting Shares of the Registrant, the Board of Directors may, at its option, issue Registrant Common Stock in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one share of Registrant Common Stock (or one-hundredth of a share of Series A Preferred Stock) for each two shares of Registrant Common Stock for which each Right is then exercisable, subject to adjustment.

     Redemption of Rights. At any time prior to the first public announcement that a person or group has become the beneficial owner of 15% or more of the outstanding Voting Shares, the Board of Directors of the Registrant may redeem all but not less than all the then outstanding rights at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Registrant in its sole discretion may establish. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Expiration; Amendment of Rights. The Rights will expire on December 15, 2005, unless earlier extended, redeemed or exchanged. The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, including an amendment to extend the expiration date of the Rights, and, provided a Distribution Date has not occurred, to extend the period during which the Rights may be redeemed, except that after the first public announcement that a person or group has become the beneficial owner of 15% or more of the outstanding Voting Shares, no such amendment may materially and adversely affect the interests of holders of the Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Registrant without the approval of the Board of Directors. The Rights should not, however, interfere with any merger or other business combination that is approved by the Board of Directors of the Registrant.

     The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is filed as an exhibit to the Registration Statement and is available free of charge from the Registrant.

ITEM 5.  FINANCIAL STATEMENTS AND EXHIBITS.

     (a) No financial statements are filed herewith because the capital structure and consolidated balance sheet of the Registrant immediately after the succession were substantially the same as those of the Predecessor.

     (b)  Exhibits.

     1.1 ---Agreement and Plan of Reorganization dated as of December 11, 1996 among Halliburton Company, Halliburton Hold Co. and Halliburton Merge Co.

     3.1  ---Certificate of Incorporation of the Registrant, as amended.

     3.2  ---By-laws of the Registrant, as amended.

     4.1 ---Senior Indenture dated as of January 2, 1991 between the Predecessor and Texas Commerce Bank National Association, as Trustee (incorporated by reference to Exhibit 4(b) to the Predecessor's Registration Statement on Form S-3 (File No. 33-38394) originally filed with the Securities and Exchange Commission on December
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          21, 1990), as supplemented and amended by the First Supplemental
          Indenture dated as of December 12, 1996 among the Predecessor, the Registrant and the Trustee.

     4.2 ---Second Senior Indenture dated as of December 1, 1996 between the Predecessor and Texas Commerce Bank National Association, as Trustee (incorporated by reference to Exhibit 4.4 to the Predecessor's Registration Statement on Form S-3 (File No. 33-65772) originally filed with the Securities and Exchange Commission on July 9, 1993 and as post effectively amended on December 5, 1996), as supplemented and amended by the First Supplemental Indenture dated as of December 5, 1996 between the Predecessor and the Trustee and the Second Supplemental Indenture dated as of December 5, 1996 among the Predecessor, the Registrant and the Trustee.

     4.3 ---Subordinated Indenture dated as of January 2, 1991 between the Predecessor and Texas Commerce Bank National Association, as Trustee (incorporated by reference to Exhibit 4(c) to the Predecessor's Registration Statement on Form S-3 (File No. 33-38394) originally filed with the Securities and Exchange Commission on December 21,
          1990), as supplemented and amended by the First Supplemental Indenture dated as of December 12, 1996 among the Predecessor, the Registrant and the Trustee.

     4.4 ---Rights Agreement dated as of December 1, 1996 between the Registrant and ChaseMellon Shareholder Services, L.L.C.

     8.1  ---Opinion of Vinson & Elkins L.L.P. as to certain tax matters.

    11.1 ---Statement re computation of per share earnings (incorporated by reference to Exhibit 11 to the Predecessor's Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 1-3492), filed with the Securities and Exchange Commission on March 11, 1996).

    12.1 ---Computation of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12.1 to the Predecessor's Registration Statement on Form S-3 (File No. 33-65772) originally filed with the Securities and Exchange Commission on July 9, 1993 and as post effectively amended on December 5, 1996).

    21.1  ---Subsidiaries of the Registrant.
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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              HALLIBURTON COMPANY



Date:  December 12, 1996      By: /s/ Susan S. Keith
                                 ________________________________
                              Name: Susan S. Keith
                              Title: Vice President and Secretary